                                Filed by Boston Private Financial Holdings, Inc.

                                Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                                Subject Company:  Borel Bank & Trust Company
                                Commission File No.: 333-67746

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation,
(i) Boston Private's outlook on future market performance, (ii) continuation of superior shareholder returns, (iii) Boston Private's expectations regarding 2001 and 2002 results of operations, (iv) statements with respect to Boston Private's and Borel's plans, objectives, expectations and intentions and other statements that are not historical facts; (v) statements with respect to Boston Private's wealth management initiatives in California; and (iv) other statements identified by words such as "believes," "expects," "will," "anticipates," "estimates," "attain," "intends," "trending," "plans," "continue," "goal," "objectives," and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's and Borel's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that Borel's business will not be integrated successfully with Boston Private's or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that the pending Borel acquisition is not consummated in a timely fashion, or at all, for any reason; (3) enactment of adverse government regulation; (4) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; and (5) adverse conditions and volatility, including as a result of recent economic uncertainty created by the September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon, the United States' war on terrorism, in the stock market, the public debt market and other capital markets and the impact of such conditions on Boston
Private's asset management activities and fees from such activities. There is also a risk that the strength or weakness of the United States economy in general and specifically the strength or weakness of the New England, California and other economies in which Boston Private operates or will be operating, including as a result of recent economic uncertainty created by the September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon, the United States' war on terrorism, may result in a deterioration in overall credit quality and borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio, levels of charge-offs and non-performing loans and allowance for loan losses, and reduced demand for wealth management services. In addition, changes in the interest rate environment may reduce interest margins and adversely impact net interest income. Furthermore, there is a risk that if actual results differ from Boston Private's expectations, dividends may not grow or continue at all. Additional factors that could cause Boston Private's and Borel's results to differ materially from those described in the forward-looking statements can be found in Boston Private's other press releases and Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, and in Borel's other press releases and Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Federal Deposit Insurance Corporation. Boston Private and Borel do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Boston Private has filed relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus/proxy statement, which was mailed to shareholders on or about October 15, 2001. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Clerk, telephone (617) 912-1900. Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private's 2001 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 9, 2001.

Borel has filed relevant documents concerning the acquisition with the Federal Deposit Insurance Corporation including a proxy statement, which was mailed to shareholders on or about October 15, 2001. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents from the offices of the FDIC located at 250 E Street, S.W., Washington, D.C. 20219, telephone (800) 945-2186. The FDIC also maintains a website at (http://www.fdic.gov). In addition, documents filed with the FDIC by Borel can be obtained, without charge, by directing a request to Ms. Emanuela
M. Allgood, Secretary, Senior Vice President and Chief Financial Officer, Borel Bank & Trust Company, 160 Bovet Road, San Mateo, California 94402, telephone
(650) 378-3790. Borel and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Borel and their ownership of Borel common stock is set forth in the proxy statement for Borel's 2001 annual meeting of shareholders as filed with the FDIC on April 9, 2001. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction.

THE FOLLOWING IS A LETTER TO SHAREHOLDERS SENT BY BOSTON PRIVATE FINANCIAL HOLDINGS, INC. ON OR ABOUT OCTOBER 22, 2001:

                                OCTOBER 22, 2001


Dear Shareholders,

It is with a great amount of pride and confidence that I share Boston Private's third quarter financial results directly with you, as reported in the enclosed press release. I say "pride" because the financial strength and diversification of our Company has been able to successfully transcend the broadly fluctuating interest rate and stock market environments. I say "confidence" because our wealth management strategy has proven itself to be sound in the past and will guide us well in the future.

During the 8+ years I have been the CEO at Boston Private, we have attained excellent returns for our shareholders. Our compounded earnings growth rate during that period is 20+ %, and the third quarter of 2001 is the 35th straight quarter of earnings increases for the Company. In addition, the continuation and growth of our dividend, which we commenced early in the year 2000, is further proof to the total return concept we employ on your behalf. Virtually all of the Boston Private directors and senior management are significant shareholders and thus we all are aligned with you as to the Company's financial goals as well.

The nation is facing some troubled times. The economy is slack, the stock markets are uncertain, and we are all recovering from the unspeakable events in early September. But I want to leave you with a strong impression: We at Boston Private have never worked harder on your behalf and, if anything, have forged even stronger bonds with our clients during these tumultuous times. We are extremely confident about the future of our chosen marketplace and our strategy to meet it capably. We're very appreciative of your support and look forward to a long and mutually beneficial relationship with you.

Sincerely,

/s/ Timothy L. Vaill

Timothy L. Vaill, Chairman

THE FOLLOWING IS THE PRESS RELEASE, WHICH WAS ISSUED ON OCTOBER 18, 2001, AND ATTACHED TO THE OCTOBER 22, 2001 LETTER TO SHAREHOLDERS SENT BY BOSTON PRIVATE FINANCIAL HOLDINGS, INC.:


           FOR IMMEDIATE RELEASE                CONTACT: WALTER M. PRESSEY, CFO

                                                                  (617) 912-1921
                                                         PETER A. MORRISSEY, JR.
                                                                  (617) 523-4141
                                                WWW. BOSTONPRIVATE.COM
                                                ----------------------




                 BOSTON PRIVATE CONTINUES STRONG EARNINGS GROWTH



Third Quarter 2001 EPS up 15% over previous year



BOSTON, MA, OCTOBER 18, 2001 - Boston Private Financial Holdings, Inc. (NASDAQ:
BPFH) today announced strong earnings for the third quarter of 2001. This financial performance reflects the continued successful growth and strategic diversification for this national wealth management company. The Company also announced the continuation of its cash dividend to shareholders.


THIRD QUARTER FINANCIAL RESULTS

For the three months ended September 30, 2001, Boston Private reported fully diluted earnings per share of $0.23, compared to $0.20 for the year ago period, a 15% increase. Net income for the quarter was $4.0 million compared to $2.6 million for the same period a year ago. Total fees for the quarter grew to $11.6 million, or 54.2% of total revenues. The net interest margin also remained strong for the quarter at 3.86% compared to 3.75% a year ago. The firm's average balance sheet assets for the quarter were approximately $1.1 billion, with shareholders' equity at 10.23% of total assets.

Timothy L. Vaill, Chairman and Chief Executive Officer, said, "The compounding effect of a declining economy, uncertain stock market actions, lowering interest rates and the tragic events of September 11th have created a very challenging environment throughout the financial sector in this country. Thus we are extremely gratified with Boston Private's attractive earnings results during the third quarter of 2001. Despite the fact that market performance reduced our net assets under management during the quarter by some 14.7%, the impact of this reduction was partially offset by strong new business and account enhancements as investors increasingly sought the advice of our portfolio managers during this period of uncertainty. We also believe that the revenue diversification we have built into the company's core businesses in recent years is helping us to attain a balanced and consistent financial performance, and this factor also assisted us during the third quarter."

YEAR-TO-DATE FINANCIAL RESULTS

For the nine months ended September 30, 2001, Boston Private reported total net income of $11.3 million, or $0.66 per diluted share, approximately 25% higher than for the same period a year ago when it reported $0.53 per share. Comparing the Company's results year-over-year, net interest income is up 57% to $27.5 million, investment management fees are up 24% to approximately $27.0 million, and financial planning fees are also up about 24% for the period. The total loan portfolio has increased by 36% during the period to approximately $800 million while at the same time non-performing loans as a percentage of total loans have DECLINED from 0.33% to 0.15%. Also, the private banking core deposits have grown during that period to $797 million, a 23% increase for the period.

Like many other wealth management and financial firms that have exposure to the U.S. stock markets, Boston Private saw some decline in market values during the year. However, the Company believes it is ideally positioned to capitalize upon a return to historical performance and valuations. According to Vaill, "Stock market returns are trending toward the norm, and some of the excesses of the nineties are being offset by recent performance. In the course of this migration to historical levels, many asset classes will have a chance to shine. Boston Private's mix of investment styles and philosophies positions us to gather new assets effectively and participate acceptably in the performance sweepstakes. In addition," he added, "the depth and breadth of our client relationships has allowed us to continue financing their credit needs during this period, which provides us the opportunity to enlarge those relationships when economic conditions return to normal. This has been particularly true in our Commercial Banking business where some other kinds of banks are reluctant to stay involved."

Boston Private has an extensive history of working with entrepreneurs and small to mid-sized business owners as well as with homeowners to help them with lending and cash management needs. At September 30, 2001, commercial loans--which averaged approximately $800,000 in size during the quarter, totaled $300 million, and the jumbo loan mortgage portfolio reached $464 million, on the way to setting a record year. The average size of these mortgage loans for this year has been approximately $650,000. Both of these loan totals were up considerably, 21.3% and 48.0% respectively, compared to one year ago. At the same time, the funding for these loans comes from core deposits which have grown at a similar pace and which represent an effective cash management service to the business community as well as to high net worth individuals. As mentioned above, the credit quality of the loan portfolio remains excellent.

DIVIDEND PAYMENTS CONTINUE

Concurrent with the release of the third quarter 2001 earnings, the Board of Directors of Boston Private Financial Holdings also announced the declaration of a cash dividend to shareholders of $0.035 per share, reflecting the quarterly earnings performance. This is a continuation of the dividend policy established six quarters ago. Walter M. Pressey, President and CFO of Boston Private, said, "We continue to add a number of attractive institutional holders to our base of loyal, long-term private investors, some of whom continue to add shares to their investment portfolios. We want to share our earnings growth success appropriately with our investors while we continue to pursue our business strategy." The record date for this dividend is November 1, 2001 and payment date is expected to be November 30, 2001.

Strategic Direction

Boston Private continues to be very optimistic about the growth of the wealth sector of the financial services marketplace as well as its own opportunities to position the Company attractively therein. Several steps have already been taken in 2001. In the first quarter, Boston Private completed the purchase of Boston Private Value Investors, with offices in Concord, New Hampshire, and Boston. This new firm will be part of the "cluster" of Boston Private wealth management companies, which also includes Boston Private Bank, Westfield Capital Management, and RINET Company, serving the New England region. It also acquired Kanon Bloch Carre, which adds an independent mutual fund rating service to this grouping.

In June, Boston Private announced a merger with Borel Bank & Trust Company, located in San Mateo, California, which is expected to close in November. Borel Bank will join Sand Hill Advisors, located in Menlo Park, California, as Boston Private builds another cluster of wealth management companies, this time serving the Northern California region. Boston Private expects that other capabilities, including financial planning services, will be added to this region in the future.

Says Vaill, "The combination of sophisticated financial planning, cash management and credit availability through private banking, and a well-balanced mix of investment management capabilities which offer individually-managed accounts, strongly appeals to the high net worth marketplace. Further, our goal is to deliver these services from a small platform on a local or regional basis. Finally, we believe we can continue our proven record of superior shareholder returns with this business model. Thus our strategy is to continue building Boston Private in this vein."

Outlook for The Remainder 2001 and 2002

WHEN ASKED ABOUT FINANCIAL PROSPECTS FOR THE FUTURE, MR. VAILL SAID, "WE HAVE CONSISTENTLY STATED THAT OUR GROWTH OBJECTIVES ARE TO ACHIEVE 15% TO 20% INCREASE OF EARNINGS PER SHARE

ANNUALLY. FOR THE PAST FIVE YEARS WE HAVE ACHIEVED A COMPOUND ANNUAL GROWTH IN EARNINGS IN EXCESS OF 20% PER YEAR. THIS YEAR, ALTHOUGH OUR YEAR OVER YEAR GROWTH IN EARNINGS PER SHARE HAS BEEN 25% THROUGH THE FIRST NINE MONTHS, WE HAVE BEEN CAUTIOUS BECAUSE OF THE DECLINING ECONOMY. IT NOW SEEMS RELATIVELY CLEAR THAT, EXCLUDING TRANSACTION EXPENSES, WE WILL ACHIEVE A GROWTH RATE FOR THE FULL YEAR THAT EXCEEDS THE HIGH END OF OUR OBJECTIVES RANGE. IN 2002, WE MUST CONTINUE TO BE CAUTIOUS IN LIGHT OF THE CURRENT ECONOMIC ENVIRONMENT; HOWEVER, OUR OBJECTIVE OF CONSISTENTLY ACHIEVING AT LEAST A 15% INCREASE IN EARNINGS PER SHARE EACH YEAR REMAINS IN PLACE."

CONFERENCE CALL

Management also announced that it would hold a quarterly conference call to review the Company's financial performance, business and prospects on Friday, October 19 at 11:00 am eastern. Interested parties may join the call on by dialing 1-800-540-0559. The password required is "Boston". The call will be simultaneously web cast and may be accessed on the Internet by linking through, WWW.BOSTONPRIVATE.COM, WWW.PRNEWSWIRE.COM , or Yahoo! Finance. A continuous telephone replay will be available beginning Friday at 12:30 p.m. through midnight, October 29, 2001. The replay telephone number is 888-566-0179.

GENERAL CORPORATE INFORMATION

BOSTON PRIVATE FINANCIAL HOLDINGS OFFERS A FULL RANGE OF FINANCIAL PLANNING, INVESTMENT MANAGEMENT, AND PRIVATE BANKING SERVICES TO ITS DOMESTIC AND INTERNATIONAL CLIENTELE THROUGH ITS FIVE OPERATING COMPANIES: BOSTON PRIVATE BANK & TRUST COMPANY, WESTFIELD CAPITAL MANAGEMENT, RINET COMPANY, SAND HILL ADVISORS, AND BOSTON PRIVATE VALUE INVESTORS.

BOSTON PRIVATE BANK & TRUST COMPANY specializes in providing private banking and investment services to individuals, their families and businesses. It has an investment management emphasis on mid- to large-cap equity and actively managed fixed income portfolios. It also offers commercial and residential lending services. Boston Private Bank & Trust Company also offers a First Time Homebuyer Program and "soft second" mortgage financing. Under its Accessible Banking Program, the Bank is an active provider of real estate financing for affordable housing, economic development and small businesses.

WESTFIELD CAPITAL MANAGEMENT, whose clients consist of high net worth individuals, corporate pension funds, endowments and foundations, specializes in separately managed growth equity portfolios. Westfield also acts as the investment manager of seven limited partnerships. Its investment services include a particular focus on identifying and managing small and mid-cap equity positions as well as balanced growth accounts.

RINET COMPANY provides fee-only financial planning, tax planning and investment management services to high net worth individuals and their families. Its capabilities include tax planning and preparation, asset allocation, estate planning, charitable planning, planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing. It also provides an independent mutual fund rating service through its newly acquired division, Kanon Bloch Carre.

SAND HILL ADVISORS manages equity and fixed income accounts for high net worth clients and selected institutions primarily in California. In addition to separately managed relationships, Sand Hill manages a no-load mutual fund and uses its expertise to plan and execute diversification programs for concentrated stock positions.

BOSTON PRIVATE VALUE INVESTORS manages equity and fixed income accounts for high net worth clients and selected institutions primarily in New England and the North East. The firm is a large-cap value-style investor with its headquarters in Concord, NH and an office at 10 Post Office Square in Boston, MA.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING, WITHOUT LIMITATION, SUCH STATEMENTS AS MAY BE IDENTIFIED BY WORDS SUCH AS "BELIEVES," "EXPECTS," "WILL," "ANTICIPATES," "ESTIMATES," "ATTAIN," "INTENDS," "PLANS," "CONTINUE," "GOAL," OBJECTIVES," AND SIMILAR EXPRESSIONS. THESE STATEMENTS INCLUDE STATEMENTS REGARDING: (1) BOSTON PRIVATE'S OUTLOOK ON FUTURE MARKET PERFORMANCE,
(2) CONTINUATION OF SUPERIOR SHAREHOLDER RETURNS, AND (3) BOSTON PRIVATE'S EXPECTATIONS REGARDING 2001 AND 2002 RESULTS OF OPERATIONS. THESE STATEMENTS ARE BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF BOSTON PRIVATE'S MANAGEMENT AND ARE SUBJECT TO SIGNIFICANT RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS: (1) THE RISK THAT THE BUSINESS OF BOREL WILL NOT BE INTEGRATED SUCCESSFULLY WITH BOSTON PRIVATE'S OR SUCH INTEGRATION MAY BE MORE DIFFICULT, TIME-CONSUMING OR COSTLY THAN EXPECTED; (2) THE RISK THAT THE PENDING BOREL ACQUISITION IS NOT CONSUMMATED IN A TIMELY FASHION, OR AT ALL, FOR ANY REASON; (3) ENACTMENT OF ADVERSE GOVERNMENT REGULATION; (4) COMPETITIVE PRESSURES AMONG DEPOSITORY AND OTHER FINANCIAL INSTITUTIONS MAY INCREASE SIGNIFICANTLY AND HAVE AN EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; (5) THE STRENGTH OF THE UNITED STATES ECONOMY IN GENERAL AND SPECIFICALLY THE STRENGTH OF THE NEW ENGLAND, CALIFORNIA AND OTHER ECONOMIES IN WHICH BOSTON PRIVATE OPERATES OR WILL BE OPERATING, INCLUDING AS A RESULT OF RECENT ECONOMIC UNCERTAINTY CREATED BY THE SEPTEMBER 11, 2001 TERRORIST ATTACKS ON THE WORLD TRADE CENTER AND THE PENTAGON, THE UNITED STATES' WAR ON TERRORISM, MAY BE DIFFERENT THAN EXPECTED RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN OVERALL CREDIT QUALITY AND BORROWERS' ABILITY TO SERVICE AND REPAY LOANS, OR A REDUCED DEMAND FOR CREDIT, INCLUDING THE RESULTANT EFFECT ON THE COMBINED COMPANY'S LOAN PORTFOLIO, LEVELS OF CHARGE-OFFS AND NON-PERFORMING LOANS AND ALLOWANCE FOR LOAN LOSSES, AND REDUCED DEMAND FOR WEALTH MANAGEMENT SERVICES;
(6) CHANGES IN THE INTEREST RATE ENVIRONMENT MAY REDUCE INTEREST MARGINS AND ADVERSELY IMPACT NET INTEREST INCOME; AND (7) ADVERSE CONDITIONS AND VOLATILITY IN THE STOCK MARKET, THE PUBLIC DEBT MARKET AND OTHER CAPITAL MARKETS AND THE IMPACT OF SUCH CONDITIONS ON BOSTON PRIVATE'S ASSET MANAGEMENT ACTIVITIES AND FEES FROM SUCH ACTIVITIES. ADDITIONAL FACTORS THAT COULD CAUSE BOSTON PRIVATE'S RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS CAN BE FOUND IN BOSTON PRIVATE'S OTHER PRESS RELEASES AND ANNUAL REPORT ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q, CURRENT REPORTS ON FORM 8-K AND OTHER FILINGS SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION. BOSTON PRIVATE DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

                    BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
                            SELECTED FINANCIAL DATA
                                  (UNAUDITED)

(Dollars In Thousands, Except Per Share Data)


                                                SEPTEMBER 30,     September 30,                  December 31,
                                                    2001               2000     % CHANGE             2000        % CHANGE
                                                -------------     ------------- --------        -------------    --------

FINANCIAL DATA:

Total Balance Sheet Assets                        $1,116,915         $853,997      30.8%           $923,186         21.0%
Stockholders' Equity                                 114,209           94,643      20.7%             99,617         14.6%
Investment Securities                                211,311          112,896      87.2%            178,152         18.6%
Commercial Loans                                     300,438          247,649      21.3%            271,784         10.5%
Residential Mortgage Loans                           463,834          313,434      48.0%            345,643         34.2%
Home Equity and Other Loans                           36,278           26,288      38.0%             27,646         31.2%
Total Loans                                          800,550          587,371      36.3%            645,073         24.1%
Allowance for Loan Losses                              9,309            6,733      38.3%              7,342         26.8%
Nonperforming Loans                                    1,239            1,940     (36.1%)             1,303         (4.9%)
Other Real Estate Owned                                    -                -       0.0%                  -          0.0%
Nonperforming Assets                                   1,239            1,940     (36.1%)             1,303         (4.9%)
Deposits                                             797,111          648,815      22.9%            665,047         19.9%
Borrowings                                           175,917           93,932      87.3%            139,878         25.8%

Book Value Per Share                                   $6.95            $5.85      18.8%              $6.15         13.0%
Market Price Per Share                                $19.51           $16.50      18.2%             $19.88         (1.9%)

ASSETS UNDER MANAGEMENT:

Westfield Capital Management                      $2,338,000         $2,457,000    (4.8%)        $2,636,000        (11.3%)
Boston Private Bank & Trust                        1,439,000          1,600,000   (10.1%)         1,601,000        (10.1%)
Sand Hill Advisors - Regular Accounts                532,000           $648,000   (17.9%)           598,000        (11.0%)
Sand Hill Advisors - Concentrated
  Stock Portfolios                                    56,000           $608,000   (90.8%)           363,000        (84.6%)
Boston Private Value Investors                       446,000           $535,000   (16.6%)           532,000        (16.2%)
RINET Company                                        501,000            477,000     5.0%            489,000          2.5%
   Total Assets Under Management                  $5,312,000         $6,325,000   (16.0%)        $6,219,000        (14.6%)

FINANCIAL RATIOS:

Stockholders' Equity/Total Assets                      10.23%             11.08%   (7.7%)             10.79%        (5.2%)
Nonperforming Loans/Total Loans                         0.15%              0.33%  (54.5%)              0.20%       (25.0%)
Allowance for Loan Losses/
  Nonperforming Loans                                 751.33%            347.06%  116.5%             563.47%        33.3%
Nonperforming Assets/Total Assets                       0.11%              0.23%  (52.2%)              0.14%       (21.4%)


                                                      NINE MONTHS ENDED                     THREE MONTHS ENDED

                                                SEPTEMBER 30,  September 30,            SEPTEMBER 30,    September 30,
                                                     2001         2000        % CHANGE     2001               2000      % CHANGE
                                                -------------  -------------  --------  -------------    -------------  --------

OPERATING RESULTS:

Net Interest Income                                  $27,538        $17,535      57.0%       $9,789          $6,428        52.3%
Investment Management Fees - Westfield
  Capital Management                                  13,349         11,210      19.1%        4,288           4,164         3.0%
Investment Management Fees - Boston
  Private Bank & Trust                                 7,107          6,956       2.2%        2,384           2,409        (1.0%)
Investment Management Fees - Sand
  Hill Advisors                                        3,576            431     729.7%        1,174             431       172.4%
Investment Management Fees - Boston
  Private Value Investors                              2,989          3,156      (5.3%)         992           1,008        (1.6%)
                                                -------------  -------------  --------  -------------    -------------  --------
     Total Investment Management Fees                 27,021         21,753      24.2%        8,838           8,012        10.3%
Financial Planning Fees                                3,195          2,585      23.6%        1,120             947        18.3%
Equity in Earnings of Partnerships                      (161)          (203)    (20.7%)         (49)             38      (228.9%)
Gain on Sale of Loans                                    697             36    1836.1%          362              26      1292.3%
Gain on Sale of Investments                            1,691             27    6163.0%          530              27      1863.0%
Cash Administration Fees                                 886              -         NA          314               -           NA
Other Fees                                             1,015            626      62.1%          464             231       100.9%
                                                -------------  -------------  --------  -------------    -------------  --------
     Total Fees                                       34,344         24,824      38.3%       11,579           9,281        24.8%
                                                -------------  -------------  --------  -------------    -------------  --------
Total Revenue                                         61,882         42,359      46.1%       21,368          15,709        36.0%

Loan Loss Provision                                    1,900          1,300      46.2%          750             500        50.0%

Salaries and Benefits                                 29,548         21,066      40.3%       10,486           7,657        36.9%
Occupancy and Equipment                                4,532          3,482      30.2%        1,512           1,225        23.4%
Professional Services                                  2,228          1,484      50.1%          598             671       (10.9%)
Marketing and Business Development                     2,280          1,565      45.7%          627             477        31.4%
Contract Services and Processing                       1,298          1,092      18.9%          349             374        (6.7%)
Amortization of Intangibles                            1,034            437     136.6%          345             204        69.1%
Other                                                  2,869          2,097      36.8%        1,063             815        30.4%
                                                -------------  -------------  --------  -------------    -------------  --------
Operating Expense                                     43,789         31,223      40.2%       14,980          11,423        31.1%
Merger Expense                                           139              -         NA            -               -           NA
                                                -------------  -------------  --------  -------------    -------------  --------
Income Before Tax                                     16,054          9,836      63.2%        5,638           3,786        48.9%
Income Tax Expense                                     4,713          3,004      56.9%        1,596           1,183        34.9%
                                                -------------  -------------  --------  -------------    -------------  --------
NET INCOME                                           $11,341         $6,832      66.0%       $4,042          $2,603        55.3%
                                                =============  =============  ========  =============    =============  ========

                    BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
                            SELECTED FINANCIAL DATA
                                  (UNAUDITED)


                                                              NINE MONTHS ENDED

                                                       SEPTEMBER 30,      September 30,
                                                          2001                2000                % CHANGE
                                                       -------------      ------------            --------

PER SHARE DATA:

Basic Earnings Per Share                                     $0.69               $0.55              25.5%

Diluted Earnings Per Share                                   $0.66               $0.53              24.5%

Average Common Shares Outstanding                       16,354,511          12,418,254              31.7%
                                                       ===========         ===========              ====
Average Diluted Shares Outstanding                      17,178,176          12,907,097              33.1%
                                                       ===========         ===========              ====


OPERATING RATIOS:

Return on Average Equity                                     14.13%              20.75%             (31.9%)
Return on Average Assets                                      1.44%               1.34%               7.5%
Net Interest Margin                                           3.91%               3.76%               4.0%
Total Fees and Other Income/Total Revenue                    55.50%              58.60%              (5.3%)
Efficiency Ratio                                             70.76%              73.71%              (4.0%)


                                                               NINE MONTHS ENDED

                                                         SEPTEMBER 30,      September 30,
                                                             2001               2000                % CHANGE
                                                         -------------      -------------           --------

AVERAGE BALANCE SHEET:


ASSETS:

Interest Bearing Cash                                      $75,164             $41,215              82.4%
U.S. Treasuries and Agencies                                77,982              47,665              63.6%
Municipal Securities                                        98,782              43,400             127.6%
Corporate Bonds                                             15,852                   -                 NA
Mortgage-Backed Securities                                   2,924               4,473             (34.6%)
FHLB Stock                                                   5,449               4,830              12.8%
Commercial Loans                                           283,624             208,782              35.8%
Residential Loans                                          395,895             263,281              50.4%
Home Equity and Other Loans                                 28,937              24,069              20.2%
                                                        ----------            --------             -----
  Total Earning Assets                                     984,609             637,715              54.4%
Allowance for Loan Losses                                   (8,154)             (5,905)             38.1%
Nonearning Assets                                           74,040              46,133              60.5%
                                                        ----------            --------             -----
  TOTAL ASSETS                                          $1,050,495            $677,943              55.0%
                                                        ==========            ========             =====

LIABILITIES AND STOCKHOLDERS' EQUITY:

Savings Accounts                                            $6,604              $4,953              33.3%
NOW Accounts                                                85,291              49,740              71.5%
Money Market Accounts                                      438,820             286,327              53.3%
Certificates of Deposit                                    134,391             102,526              31.1%
                                                        ----------            --------             -----
  Total Interest-Bearing Deposits                          665,106             443,546              50.0%
Federal Funds Purchased                                        172                 182              (5.5%)
Repurchase Agreements                                       48,888              28,205              73.3%
FHLB Borrowings                                            107,117              75,982              41.0%
                                                        ----------            --------             -----
  Total Interest-Bearing Liabilities                       821,283             547,915              49.9%
Noninterest-Bearing Deposits                               103,819              76,846              35.1%
Other Liabilities                                           18,409               9,284              98.3%
                                                        ----------            --------             -----
  Total  Liabilities                                       943,511             634,045              48.8%
Stockholders' Equity                                       106,984              43,899             143.7%
                                                        ----------            --------             -----
  TOTAL LIABILITIES & STOCKHOLDERS' EQUITY               $1,050,495            $677,944              55.0%



                                                                THREE MONTHS ENDED

                                                        SEPTEMBER 30,          September 30,
                                                            2001                   2000            % CHANGE
                                                        -------------          --------------       --------

PER SHARE DATA:

Basic Earnings Per Share                                    $0.25                 $0.21               19.0%

Diluted Earnings Per Share                                  $0.23                 $0.20               15.0%

Average Common Shares Outstanding                      16,419,765            12,601,624               30.3%
                                                       ==========            ==========              ======
Average Diluted Shares Outstanding                     17,275,134            13,211,612               30.8%
                                                       ==========            ==========              ======


OPERATING RATIOS:

Return on Average Equity                                    14.53%                20.14%             (27.9%)
Return on Average Assets                                     1.45%                 1.38%               5.1%
Net Interest Margin                                          3.86%                 3.75%               2.9%
Total Fees and Other Income/Total Revenue                   54.19%                59.08%              (8.3%)
Efficiency Ratio                                            70.10%                72.72%              (3.6%)


                                                                THREE MONTHS ENDED

                                                        SEPTEMBER 30,          September 30,
                                                            2001                   2000            % CHANGE
                                                        -------------          --------------       --------

AVERAGE BALANCE SHEET:


ASSETS:

Interest Bearing Cash                                     $67,171               $44,552              50.8%
U.S. Treasuries and Agencies                               81,509                55,739              46.2%
Municipal Securities                                       94,899                48,416              96.0%
Corporate Bonds                                            23,676                     -                 NA
Mortgage-Backed Securities                                  2,680                 3,844             (30.3%)
FHLB Stock                                                  5,776                 4,830              19.6%
Commercial Loans                                          298,370               227,987              30.9%
Residential Loans                                         444,508               294,481              50.9%
Home Equity and Other Loans                                31,755                23,952              32.6%
                                                       ----------             ---------             ------
  Total Earning Assets                                  1,050,344               703,801              49.2%
Allowance for Loan Losses                                  (8,774)               (6,387)             37.4%
Nonearning Assets                                          75,673                55,403              36.6%
                                                       ----------             ---------             ------
  TOTAL ASSETS                                         $1,117,243              $752,817              48.4%
                                                       ==========             =========             ======

LIABILITIES AND STOCKHOLDERS' EQUITY:

Savings Accounts                                           $7,289                $5,937              22.8%
NOW Accounts                                               89,502                56,092              59.6%
Money Market Accounts                                     463,649               312,143              48.5%
Certificates of Deposit                                   145,903               122,186              19.4%
                                                       ----------             ---------             ------
  Total Interest-Bearing Deposits                         706,343               496,358              42.3%
Federal Funds Purchased                                       511                    NA                 NA
Repurchase Agreements                                      58,614                30,818              90.2%
FHLB Borrowings                                           114,195                74,827              52.6%
                                                       ----------             ---------             ------
  Total Interest-Bearing Liabilities                      879,663               602,003              46.1%
Noninterest-Bearing Deposits                              105,859                91,542              15.6%
Other Liabilities                                          20,459                 7,579             169.9%
                                                       ----------             ---------             ------
  Total  Liabilities                                    1,005,981               701,124              43.5%
Stockholders' Equity                                      111,262                51,693             115.2%
                                                       ----------             ---------             ------
  TOTAL LIABILITIES & STOCKHOLDERS' EQUITY             $1,117,243              $752,817              48.4%
                                                       ==========             =========             ======

                    BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
                            SELECTED FINANCIAL DATA
                                  (UNAUDITED)


                                                        SEPTEMBER 30,              June 30,
                                                            2001                     2001                % CHANGE
                                                        -------------             ---------              --------

FINANCIAL DATA:

Total Balance Sheet Assets                               $1,116,915               $1,106,987               0.9%
Stockholders' Equity                                        114,209                  108,360               5.4%
Investment Securities                                       211,311                  194,412               8.7%
Commercial Loans                                            300,438                  296,543               1.3%
Residential Mortgage Loans                                  463,834                  413,341              12.2%
Home Equity and Other Loans                                  36,278                   29,058              24.8%
Total Loans                                                 800,550                  738,942               8.3%
Allowance for Loan Losses                                     9,309                    8,521               9.2%
Nonperforming Loans                                           1,239                    1,086              14.1%
Other Real Estate Owned                                           -                        -               0.0%
Nonperforming Assets                                          1,239                    1,086              14.1%
Deposits                                                    797,111                  812,192              (1.9%)
Borrowings                                                  175,917                  161,280               9.1%

Book Value Per Share                                          $6.95                    $6.60               5.3%
Market Price Per Share                                       $19.51                   $22.40             (12.9%)

ASSETS UNDER MANAGEMENT:

Westfield Capital Management                             $2,338,000               $2,893,000             (19.2%)
Boston Private Bank & Trust                               1,439,000                1,524,000              (5.6%)
Sand Hill Advisors - Regular Accounts                       532,000                 $570,000              (6.7%)
Sand Hill Advisors - Concentrated Stock
   Portfolios                                                56,000                 $214,000             (73.8%)
Boston Private Value Investors                              446,000                 $515,000             (13.4%)
RINET Company                                               501,000                  511,000              (2.0%)
   Total Assets Under Management                         $5,312,000               $6,227,000             (14.7%)

FINANCIAL RATIOS:

Stockholders' Equity/Total Assets                            10.23%                    9.79%               4.5%
Nonperforming Loans/Total Loans                               0.15%                    0.15%               0.0%
Allowance for Loan Losses/
  Nonperforming Loans                                       751.33%                  784.62%              (4.2%)
Nonperforming Assets/Total Assets                             0.11%                    0.10%              10.0%



                                                                 THREE MONTHS ENDED

                                                           SEPTEMBER 30,            June 30,
                                                              2001                    2001            % CHANGE
                                                           -------------           ----------         ---------

OPERATING RESULTS:

Net Interest Income                                          $9,789                   $9,129               7.2%
Investment Management Fees - Westfield
   Capital Management                                         4,288                    4,761              (9.9%)
Investment Management Fees - Boston
   Private Bank & Trust                                       2,384                    2,257               5.6%
Investment Management Fees - Sand
   Hill Advisors                                              1,174                    1,138               3.2%
Investment Management Fees - Boston
   Private Value Investors                                      992                      966               2.7%
                                                            -------                  -------              ------
     Total Investment Management Fees                         8,838                    9,122              (3.1%)
Financial Planning Fees                                       1,120                      989              13.2%
Equity in Earnings of Partnerships                              (49)                     (26)             88.5%
Gain on Sale of Loans                                           362                      151             139.7%
Gain on Sale of Investments                                     530                      670             (20.9%)
Cash Administration Fees                                        314                      489             (35.8%)
Other Fees                                                      464                      316              46.8%
                                                            -------                  -------              ------
     Total Fees                                              11,579                   11,711              (1.1%)
                                                            -------                  -------              ------
Total Revenue                                                21,368                   20,840               2.5%

Loan Loss Provision                                             750                      600              25.0%

Salaries and Benefits                                        10,486                    9,440              11.1%
Occupancy and Equipment                                       1,512                    1,585              (4.6%)
Professional Services                                           598                      884             (32.4%)
Marketing and Business Development                              627                    1,075             (41.7%)
Contract Services and Processing                                349                      590             (40.8%)
Amortization of Intangibles                                     345                      344               0.3%
Other                                                         1,063                      860              23.6%
                                                            -------                  -------              ------
Operating Expense                                            14,980                   14,778               1.4%
Merger Expense                                                    -                       12            (100.0%)
                                                            -------                  -------              ------
Income Before Tax                                             5,638                    5,449               3.5%
Income Tax Expense                                            1,596                    1,693              (5.7%)
                                                            -------                  -------              ------
NET INCOME                                                   $4,042                   $3,756               7.6%
                                                            =======                  =======              ======
PER SHARE DATA:

Basic Earnings Per  Share                                     $0.25                    $0.23               8.7%

Diluted Earnings Per  Share                                   $0.23                    $0.22               4.5%

Average Common Shares Outstanding                        16,419,765               16,369,371               0.3%
                                                         ==========               ==========              ======

Average Diluted Shares Outstanding                       17,275,134               17,195,666               0.5%
                                                         ==========               ==========              ======

OPERATING RATIOS:

Return on Average Equity                                     14.53%                   14.05%               3.4%
Return on Average Assets                                      1.45%                    1.45%               0.0%
Net Interest Margin                                           3.86%                    3.95%              (2.3%)
Total Fees and Other Income/Total Revenue                    54.19%                   56.19%              (3.6%)
Efficiency Ratio                                             70.10%                   71.31%              (1.7%)